Exhibit 99.1

Focus Media Provides Further Information Regarding Muddy Waters’ Recent Allegations

 SHANGHAI, China, January 9, 2012 – Focus Media Holding Limited (“Focus Media” or the “Company”) (Nasdaq: FMCN), today provided further information today regarding the allegations raised in a research report by Muddy Waters dated January 6, 2012 (the “MW Report”).  As described in Focus Media’s press release dated January 6, 2012 (the “Jan. 6 Release”), the matters discussed in the MW Report relate to Focus Media’s insignificant acquisition of a regional distributor, Jilin Focus Advertising Co. Ltd. (“FMCN Jilin”) in Jilin Province, and a restructuring undertaken by the sellers of FMCN Jilin to secure advantageous tax treatment.  The Company is providing the following detailed disclosure to dispel the false statements, unsupported innuendo and conjecture contained in the MW Report.

Prior to its initial public offering, Focus Media had limited resources and capital and therefore directly operated its display network in key cities while, in smaller, developing cities, it licensed the Focus Media brand to regional distributors that were already operating out-of-home digital display networks in those areas. Following its initial public offering, Focus Media used its greater capital resources to gradually purchase certain of the regional distributors. Focus Media typically paid consideration for acquisitions of regional distributors based on a multiple-year earn-out structure. The Company’s 2007 acquisition of its distributor in Jilin province, FMCN Jilin, was structured in this typical manner.

FMCN Jilin had operated an out-of-home digital display advertising business since 2004 and served as Focus Media’s regional distributor in Jilin Province from 2004 to 2007. Prior to its acquisition by Focus Media, FMCN Jilin was owned by three PRC individuals: Feng Wang, Yu Chen and Wudong Xiu (the “original shareholders”). In January 2007, Focus Media entered into an agreement to purchase FMCN Jilin from the original shareholders (the “purchase agreement”).  Under the terms of the purchase agreement, Focus Media took ownership of FMCN Jilin. However, the purchase agreement stipulated that FMCN Jilin’s business would continue to largely be operated by the original shareholders during the three-year earn-out period provided for in the agreement. In addition, the purchase agreement contemplated the establishment by the original shareholders of an additional subsidiary that would be used to conduct advertising sales activities for the Jilin business. Focus Media agreed to this arrangement (which was requested by the original shareholders) in order to enable the original shareholders to increase their earn-out consideration by establishing a tax efficient vehicle the profits of which would be added together with the profits of FMCN Jilin for the purpose of calculating the earn-out, and Focus Media gave due consideration to this factor when considering the compensation it would be willing to pay for the Jilin business.

In connection with their effort to improve the tax efficiency of the Jilin business, in May 2008, two of the original shareholders individually purchased an entity – Hunchun Shengtai Ginseng Plantation Co. Ltd. – for RMB55,000 (US$ 7,9171), which entity was then re-registered as “Hunchun Focus Media Advertising Co. Ltd.” (“FMCN Hunchun” 2). Focus Media did not acquire FMCN Hunchun through this transaction. As an enterprise located in a remote and poor region of China, FMCN Hunchun was eligible for tax exempt status on its profits for each of 2008, 2009 and 2010 pursuant to the Notice Regarding Several Preferential Enterprise Tax Policies issued by the Ministry of Finance and the State Administration of Taxation on March 29, 1994, (94) Cai Shui No. 001 1994-3-29) and had been granted tax exempt status for 2008, 2009 and 2010. (See Jianmian Shui Wenshu, taxpayer ID 222404795238134.) Messrs. Wang and Chen purchased only the FMCN Hunchun corporate entity and not any assets related to a ginseng business through their acquisition.

Messrs. Wang and Chen transferred FMCN Hunchun to Focus Media Advertisement Co., Ltd. for no consideration in October 2008. This was not an improper act of self-dealing as the MW Report implies. First, the transfer was made by the original shareholders for no consideration as had been contemplated during the arm’s-length negotiation of the purchase agreement. Second, Mssrs. Wang and Chen’s purchase of FMCN Hunchun and their transfer of it to Focus Media were undertaken in order to improve the tax efficiency of the Jilin business, consistent with the commercial agreement among the original shareholders and Focus Media. They purchased FMCN Hunchun as a shell for the tax benefits described above and amended its business license so that it could engage in out-of-home advertising services. FMCN Hunchun derived its revenues and profits from sales activities for the out-of-home advertising business it conducted in Jilin Province, primarily in the capital city of Changchun.

The consideration Focus Media paid to acquire FMCN Jilin consisted of an initial payment of RMB 1.3 million (US$167,538), and earn-out payments based upon the after-tax earnings of FMCN Jilin for 2007 and the after-tax earnings of FMCN Jilin and FMCN Hunchun for 2008 and 2009. The total purchase price that Focus Media ultimately paid for FMCN Jilin was RMB22.4 million (US$3.3 million).

Focus Media properly accounted for each of (i) its January 2007 acquisition of FMCN Jilin (ii) the subsequent transfer of FMCN Hunchun to Focus Media and (iii) the consolidations of FMCN Jilin and FMCN Hunchun. The RMB22.4 million (US$3.3 million) consideration Focus Media paid to acquire FMCN Jilin was insignificant in light of Focus Media’s overall operations and Focus Media paid no consideration for the transfer of FMCN Hunchun to it. Relevant disclosure did not require disclosure of these events. Moreover, U.S. GAAP does not require detailed disclosure for individually insignificant acquisitions. In 2007, the year in which the acquisition of FMCN Jilin was made, Focus Media had net revenues and net income of US$506.6 million and US$144.4 million, respectively.

Muddy Waters continues to promulgate incorrect and misleading information to the market, apparently as part of its ongoing effort to create uncertainty in order to profit from its short positions in the Company’s stock.  Focus Media questions Muddy Water’s motivation for issuing a report that relates to immaterial, unreported transactions that took place several years ago. Focus Media is considering all appropriate legal measures to defend itself and its shareholders from any future false and/or misleading statements made by Muddy Waters. Focus Media notes that it has been monitoring, and will continue to monitor, short position activity in its shares, and if it finds evidence demonstrating that manipulative, collusive or illegal activity has occurred in this regard, it will refer the matter to the attention of the relevant regulators and recommend that action be taken against any violators.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn

[1]	RMB have been translated into US dollars in this press release based on the rates applicable at the time of the relevant transaction(s) published by the People’s Bank of China.

[2]	As used in this press release, “FMCN Hunchun” refers to Hunchun Shengtai Ginseng Plantation Co. Ltd. before it was re-registered in May 2008, and to Hunchun Focus Media Advertising Co. Ltd. after the re-registration.